UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (hereinafter, this “Amended Report”) is furnished to amend and supplement the Report of Foreign Private Issuer furnished by Kitov Pharmaceuticals Holdings Ltd. (hereinafter, the “Registrant” or the “Company”) to the Securities and Exchange Commission on December 11, 2015 (hereinafter, the “Original Report”).  This Amended Report amends the Original Report in order to (i) add a paragraph to the Notice of Meeting and Proxy Statement attached to the Original Report (hereinafter, the “Meeting Notice”); and (ii) include a summary translation of the staff position of the Israeli Securities Authority received by the Company in connection with the Special General Meeting of Shareholders announced in the Original Report.  There are no other changes to the Original Report reflected in this Amended Report.

CONTENTS

On December 20, 2015, the Registrant published a supplement to its report with the Israel Securities Authority and the Tel Aviv Stock Exchange (“TASE”) in connection with the announcement that it will hold a Special General Meeting of Shareholders to be held on Monday December 28, 2015 at 2:00 PM Israel time, at the offices of the Company, One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv.

The supplement to the Meeting Notice was to specify that the Company will hold separate class meetings of the securities of the Company which are traded on the TASE and those which are traded on the NASDAQ. As part of the supplement to the Meeting Notice, the following paragraph (and accompanying footnote) was added at the end of Section 1 of the Meeting Notice (summary translation from Hebrew original):

“It is emphasized that this notice relates to both shareholders holding the shares which are traded on the TASE, as well as the holders of ADSs which are traded on the NASDAQ in the USA, while in accordance with the staff position of the Israel Securities Authority attached to this report as Exhibit A[1], the special meeting of the shareholders of the Company will be divided into separate class meetings.”

The staff position of the Israel Securities Authority was included as Exhibit A to the Notice of Shareholder Meeting and was published by the Company as directed by the Israel Securities Authority in accordance with Section 36(f) of the Israeli Securities Law 5728-1968. A summary translation into English of the staff position of the Israel Securities Authority is attached hereto as Exhibit 99.1.

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1	Summary translation into English of the staff position of the Israel Securities Authority dated December 17, 2015.

[1] “It is clarified that the Company disagrees with the aforesaid staff position of the Israel Securities Authority, and is of the view that holders of ADSs of the Company and holders of the shares traded on TASE are holding the same security for the purposes of this matter – that is, the shares of the Company. Nonetheless, the Company will act in accordance with the position of the Israel Securities Authority and conduct separate class meetings of the holders of the Company’s securities: a shareholders meeting – which will be divided into a class meeting of the holders of shares traded on TASE and a class meeting of holders of ADSs; a class meeting of the holders of Series 2 Options; and a meeting of the holders of options which are not traded on the TASE – which shall be divided into a class meeting of the holders of warrants which are traded on the NASDAQ and a class meeting of the remaining unlisted options of the Company.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS LTD.

Date: December 21, 2015

By:  /s/Simcha Rock

Simcha Rock

Chief Financial Officer